ARTEX CORP.

Jacek Niezgoda
Chief Executive Officer
Artex Corp.
Ciechocin 28
Ciechocin, 87-100, Poland

Re: Artex Corp.
    Registration Statement on Form S-1
    Filed May 20, 2014
    File No. 333-196109

Dear Mara L. Ransom;

     In response to your letter dated June 16, 2014 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

     * your disclosure indicates that you are a development stage company issuing penny stock;
     * you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
     * you have a net loss of $3,515 to date and you have not generated any revenues to date;
     *    you have assets consisting only of $3,685; and
     * your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

RESPONSE: In response to your first comment regarding a blank check company, I referred Rule 419(a)(2) of Regulation C, which defines a blank check company as a company that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock.

While we are a development stage company, the company is not a blank check company because:
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     *    it has its own specific  operational business plan (we have included a statement in our amended form S-1 to state that we have not yet fully developed our business plan);
     * its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;
     * even though we have shown a loss to date, our activity has been waiting on your approval;
     * we have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;
     * our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date;
     * the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus:

Artex Corp. is not a Blank Check company. Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity. We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management. Our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date.

REGISTRATION STATEMENT COVER PAGE

2. It appears that you may be engaged in a delayed or continuous offering of the shares registered. If so, please include and check the box for Rule 415.

RESPONSE: We have revised our document to comply with this comment.

PROSPECTUS COVER PAGE

3. Please disclose the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. Please refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: We have disclosed the net proceeds that we may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered.

RISK FACTORS, PAGE 6
RISKS ASSOCIATED TO OUR BUSINESS, PAGE 6

4. We note that you will be purchasing necessary supplies in Poland. Please tell us what consideration you gave to including a risk factor discussing the impact that foreign currency exchange fluctuations will have on your business.

RESPONSE: We have added Foreign Exchange Rates risk disclosure

5. We note that you will be exporting popcorn machines and carts from the U.S. Please tell us what consideration you gave to discussing the risk of an increase in import duty rate and value added tax.

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RESPONSE: We have added Import Duty and value added tax risk disclosure

6. Please tell us what consideration you gave to discussing the risk that shifting prices of popcorn carts and machines pose to your business and results of operation.

RESPONSE: We have addressed this issue with the increase product price risk disclosure

7. We note your disclosure on page 10 regarding Mr. Niezgoda's ownership assuming different levels of funding. The figures in the chart do not seem to be accurate. As an example only, at the $25,000 funding level, it does not appear that Mr. Niezgoda's holdings would equal 76% of the outstanding shares. Please revise or advise us as to why these numbers are accurate.

RESPONSE: We have revised the table.

8. We note your disclosure on page 36 that you do not hold any insurance. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company due to the fact that your popcorn machines may not be insured against loss.

RESPONSE:  We disclosed risk associated with not having insurance.

USE OF PROCEEDS, PAGE 15

9. We note your disclosure regarding the differing uses of proceeds assuming the sale of less than the maximum proceeds of the offering. Please discuss the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the table on page 15, please so state. Please see Instruction 1 to Item 504 of Regulation S-K.

RESPONSE: Order of priority is the order in which the uses are listed in the table.

10. We note your disclosure on page 15 that Mr. Niezgoda has agreed to lend funds to help maintain a reporting status and pay for the costs of this offering. Please provide the interest rate, maturity date, as well as any other material terms of such loan. Please see Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: We revised our statement as per loan agreements.

DILUTION, PAGE 16

11. Please tell us, and provide the detail in your response via tabular presentation, how you arrived at your net tangible book value before and after the offering for all four scenarios of shares sold. Please revise as appropriate.

RESPONSE: Dilution table revised. Net book value is based on the audited financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 16

12. We note that the proceeds of the offering will not be used for payments to Mr. Niezgoda or his affiliates. Please clarify that Mr. Niezgoda will not receive payment even if he provides a loan to pay for the legal and professional fees associated with maintaining a reporting status with the SEC, as discussed on page 15.

RESPONSE: We have clarified our statement.

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13. Please include a discussion of the economic or industry-wide factors relevant to your proposed business operations. Please provide insight into material opportunities, challenges, and risks on which management is most focused for the short term and long term as well as the actions it is taking to address such opportunities, challenges, and risks. Please discuss how these opportunities, challenges, and risks will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For example, please discuss any trends concerning changing prices or availability of supplies or popcorn machines. Please see Item 303(a)(3)(ii) of Regulation S-K.

RESPONSE: We included additional risk disclosure in competition section of MDA

14. We note that the cash balance decreased from $1,846 to $312 between February 28, 2014 and the date of the prospectus. Please explain the decrease in balance.

RESPONSE: On March 11, 2014 deposit/loan ($5,000) from director has been made, after that on March 18, 2014 check ($3,500) for legal opinion was sent to lawyer and on April 18, 2014 check ($3,000) was sent to auditor. $17 was deducted for monthly fee.

15. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month, and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

RESPONSE: We included additional disclosure.

DESCRIPTION OF BUSINESS, PAGE 32
TARGET MARKET, PAGE 32

16. We note your disclosure on page 32 that the buying power of the target market is expected to grow because Poland is the only country in the European Union that has not experienced a decrease in GDP during the ongoing economic crisis. Please discuss how the lack of a decline in GDP during the economic crisis has led to a growth in buying power of your target market and how this will impact your business.

RESPONSE: We revised the statement.

COMPETITION, PAGE 32
17. Please describe the competitive landscape and your competitive position within your relevant industry and the methods by which you intend to compete. Please see Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE: We added additional disclosure.

PERMITS, PAGE 34

18. We note your disclosure that you plan on purchasing requisite permits from the government. Please provide more detail regarding these permits. For example, please discuss the time frame for obtaining them, their duration, any costs associated with maintaining the permits, and any situations in which you may lose the permits.

RESPONSE: We included additional disclosure.

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POPCORN CARTS PLACEMENT LOCATIONS, PAGE 35

19. We note your disclosure that you may enter into revenue sharing agreements with the owners of certain locations. Please provide more detail regarding these agreements and any negotiations you have had with potential partners.

RESPONSE: We have included additional disclosure.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS, PAGE 36

20. Please indicate that Mr. Niezgoda also serves as your sole director, if true. Please make consistent revisions to the signature page on page II-5.

RESPONSE: We have revised and indicate that Mr. Niezgoda also serves as your sole director

21. We note that Mr. Niezgoda is working 20 hours per week. Please describe other business activities in which Mr. Niezgoda is concurrently engaged.

RESPONSE: There are no other business activities in which Mr. Niezgoda is concurrently engaged.

SIGNIFICANT EMPLOYEES, PAGE 38

22. We note your disclosure in this section and on page 16 that you have no employees. Please revise these statements to reflect Mr. Niezgoda's position with your company.

RESPONSE: We have revised our statement and we have stated that: "we are a development stage company and currently have one employee Mr. Jacek Niezgoda our president".

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING, PAGE 40

23. Please make it clear that Mr. Niezgoda will be selling the registered shares.

RESPONSE: We have revised and made it clear that Mr. Niezgoda will be selling the registered shares.

DESCRIPTION OF SECURITIES, PAGE 42
NON-CUMULATIVE VOTING, PAGE 43

24. We note your disclosure on page 43 that assuming the sale of all of the offered common stock, present stockholders will own approximately 55% of your outstanding shares. However, we also note your disclosure on page 10 that Mr. Niezgoda would own 44% of your outstanding shares if 100% of the offered shares are sold. Please revise your filing to make these numbers consistent throughout or advise us as to why these numbers are correct.

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RESPONSE: We have revised the statement.

EXHIBITS

25. Please file as an exhibit the form of subscription agreement you plan to use for purposes of purchasing shares in this offering.

RESPONSE: Subscriptions agreement attached as exhibit #99.1

Sincerely


/s/ Jacek Niezgoda -- President
------------------------------------------
Mr. Niezgoda


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